UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. -)*

CCOM GROUP, INC.
(Name of Issuer)

CONVERTIBLE PREFERRED STOCK, PAR VALUE $.05 PER SHARE
(Title of Class Securities)

12504V206
(CUSIP Number)

10/21/2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 12504V206	13G	Page 2 of 5

1.	Name of Reporting Persons.

Elliot J. Brody Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Florida

	5.	Sole Voting Power

47,768 shares of Convertible Preferred Stock (1)

	6.	Shared Voting Power
NUMBER OF
SHARES		-0-
BENEFICIALLY
OWNED BY	7.	Sole Dispositive Power
EACH
REPORTING		47,768 shares of Convertible Preferred Stock (1)
PERSON WITH:
	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

47,768 shares of Convertible Preferred Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
/ /

11.	Percent of Class Represented by Amount in Row (9)
16.3%

12.	Type of Reporting Person (See Instructions)
OO

(1) Elliot J. Brody ("Brody") is the settlor of the Elliot J. Brody Revocable Trust ("Trust"). Mr. Brody has the sole voting and investment power over all the shares of common stock (the "Common Shares") of CCOM Group, Inc. (the "Company") and over all the shares of convertible preferred stock of the Company (the "Convertible Preferred Stock," and together with the Common Shares, the "Securities") that are owned by the Trust and is deemed to be the beneficial owner of the Securities under Section 13(d) of the Securities and Exchange Act of 1934. Mr. Brody has a pecuniary interest in the Securities through his unilateral right to revoke the Trust.

Cusip No. 12504V206	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

CCOM Group, Inc.

(b)	Address of Issuer's Principal Executive Offices

275 Wagaraw Road
Hawthorne, NJ 07506

Item 2.

(a)	Name of Person Filing

Elliot J. Brody Revocable Trust

(b)	Address of Principal Business office or, if None, Residence

17556 Lake Estates Drive
Boca Raton, Fla. 33496

(c)	Citizenship or Place of Organization

Florida

(d)	Title of Class Securities

Convertible Preferred Stock, $.05 par value

(e)	CUSIP Number: 12504V206

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____;

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 12504V206	13G	Page 4 of 5

Item 4.	Ownership

(a)	Amount beneficially owned: 47,768 shares of Convertible Preferred Stock(1)

(b)	Percent of class: 16.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 47,768 shares of Convertible Preferred Stock (1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 47,768 shares of Convertible Preferred Stock (1)

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable (1)

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

(1) Elliot J. Brody ("Brody") is the settlor of the Elliot J. Brody Revocable Trust ("Trust"). Mr. Brody has the sole voting and investment power over all the shares of common stock (the "Common Shares") of CCOM Group, Inc. (the "Company") and over all the shares of convertible preferred stock of the Company (the "Convertible Preferred Stock," and together with the Common Shares, the "Securities") that are owned by the Trust and is deemed to be the beneficial owner of the Securities under Section 13(d) of the Securities and Exchange Act of 1934. Mr. Brody has a pecuniary interest in the Securities through his unilateral right to revoke the Trust.

Cusip No. 12504V206	13G	Page 5 of 5

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2012

Elliot J. Brody Revocable Trust
	By:	/s/ Elliot J. Brody
	Name:	Elliot J. Brody
	Title:	Settlor